Twenty One Capital, Inc.

c/o Corporation Service Company

211 East 7th Street, Suite 620

Austin, TX, 78701

August 12, 2025

VIA EDGAR

Rolf Sundwall

Jason Niethamer

Sonia Bednarowski

Sandra Hunter Berkheimer

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	Twenty One Capital, Inc.

Draft Registration Statement on Form S-4 Submitted July 3, 2025

CIK No. 0002040457

Dear Sir or Madam:

This letter is submitted by Twenty One Capital, Inc. (the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 31, 2025 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-4 filed with the Commission on July 3, 2025 (the “Draft Registration Statement”). Concurrently with the filing of this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments as well as other updates.

General

1.	We note that the CEP Board did not obtain a fairness opinion in connection with its determination to approve the Business Combination. While we note CEP’s disclosure in its registration statement on Form S-1 (333-280230) that CEP is not prohibited from pursuing an initial business combination with a business that is affiliated with Cantor or its affiliates or with its sponsor, officers or directors, including an Affiliated Joint Acquisition, we also note that in the event that CEP seeks to complete an initial business combination with a business that is affiliated with Cantor or its affiliates or with its sponsor, officers or directors, CEP will obtain an opinion from an independent investment banking firm that the initial business combination is fair to CEP shareholders from a financial point of view. Please provide your analysis as to why you believe that Tether is not an affiliate. In this regard, we note from media reports that Cantor Fitzgerald has a substantial ownership stake in Tether and that Cantor Fitzgerald acts as the primary custodian and trading partner for Tether’s reserves. We also note your disclosure on page 105 that “Tether and Cantor had established a relationship in 2021 when Cantor began acting as a custodian and trading partner for a portion of the U.S. treasuries backing.”

Response: The Company respectfully advises the Staff that Tether is not an affiliate of Cantor or CEP’s sponsor, officers or directors.

An “affiliate” is generally understood to be a person or entity that controls or is controlled by another person. While Rule 405 of the Securities Act of 1933 defines an affiliate similarly, in a 1972 no-action letter, the Staff has suggested that beneficial ownership of more than 10% of an issuer’s outstanding equity securities might generally give rise to a rebuttable presumption of affiliate status (American-Standard, SEC No-Action Letter 1972, "status as an officer, director or 10% shareholder is one fact which must be taken into consideration, but, as you recognize, an individual's status as a control person or as a member of a controlling group is still a factual question which must be determined by considering other relevant facts in accordance with the test set forth in Rule 405"). Moreover, affiliate status may be attributed through other indicia of control, such as board representation or negative control rights.

Regardless of the definition of control used, Cantor does not control Tether, whether directly or indirectly, nor is Cantor controlled by Tether nor are Cantor and Tether under common control. Cantor does not have an equity interest in Tether and none of Cantor’s officers or employees serve on the board of directors of Tether’s parent company, Tether Holdings S.A. de C.V. (“Tether Holdings”), or otherwise control decision making at Tether Holdings or its subsidiaries. While a subsidiary of Cantor does own a convertible note in Tether Holdings, that convertible note is only convertible under certain circumstances and is only convertible into a small minority ownership interest, which is less than 10%. The convertible note does not include negative control rights over Tether Holdings or its subsidiaries. Further, as noted in response to comment 46 below, Amendment No. 1 has been revised to include information on the beneficial ownership and control of Tether.

Further, the other ongoing business relationships among Cantor, Tether and certain of each of their affiliates that are unrelated to the Business Combination, such as the advisory services and ownership of a convertible note in Tether's parent company described on the cover page, pages xxxv-xxxvi, 20, 28, 89, 132 and 139 of Amendment No. 1, do not denote control of Tether by Cantor; Cantor is primarily a service provider to Tether and its affiliates and none of such arrangements give either party control over the other party.

Because Cantor and Tether are not affiliates, no fairness opinion was required to be obtained by CEP in connection with the CEP Board’s consideration of the Business Combination.

2.	Please revise to disclose the material terms of the Pubco Incentive Plan.

Response: The Company acknowledges the Staff’s comment and intends to provide disclosure on the material terms of the Pubco Incentive Plan in a subsequent filing.

3.	Please revise to use consistent abbreviations and names throughout. For example purposes only, you appear to alternate between Bitfinex and iFinex to refer to the same entity and you appear to alternate between Stellar Beacon and SoftBank to refer to the same entity.

Response: The Company acknowledges the Staff’s comment. iFinex, Inc., a British Virgin Islands company is defined as “Bitfinex” and Stellar Beacon LLC, a Delaware limited liability company is defined as “SoftBank”, and each entity is referred to either by its full name, or by the defined term.

Cover Page

4.	Please revise to disclose here and in the Notice of Extraordinary General Meeting of Shareholders the ownership percentages of Pubco Class A and Pubco Class B Stock that will be held by (i) the CEP Public Shareholders,(ii) the Sponsor, (iii) the CEP officers and directors, (iv) each of the Sellers, (v) the Pipe Investors, and (vi) SoftBank and the voting power that (i) the CEP Public Shareholders, (ii) the Sponsor, (iii) the CEP officers and directors, (iv) each of the Sellers (v) the Pipe Investors, and (vi) SoftBank will have following the Business Combination.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the cover page and pages xxiii-xxiv, 6, 83 and 147-148 of Amendment No. 1.

5.	Please revise to disclose the number of shares of Pubco Class A and Pubco Class B Stock offered in connection with the Business Combination and the price per share of each class of Pubco Stock, the value of the consideration that the Sponsor, the CEP Public Shareholders, Tether, Bitfinex and SoftBank are each receiving in connection with the Business Combination and the aggregate value of the consideration that Tether, Bitfinex and SoftBank are receiving.

Response: In response to the Staff's comment, he Company has revised the disclosure on the cover page and page 148 of Amendment No. 1.

6.	Please revise the cover page to state that the CEP Board did not receive an outside report, opinion or appraisal materially relating to the fairness of the consideration to be offered to the CEP shareholders. Please refer to Item 1604(a)(1) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the cover page and pages 26 and 130 of Amendment No. 1.

Notice of Extraordinary General Meeting of Shareholders, page i

7.	Please revise the Notice of Extraordinary General Meeting of Shareholders to list out each separate proposal that the CEP Shareholders will consider and vote upon pursuant to the Organizational Documents Proposal. In addition, please add proposals to the Organizational Documents Proposal that address the (i) changes to the size and composition of the board, (ii) the change from a classified board to an unclassified board, (iii) the change that the board is elected by a plurality of the votes cast by holders of Shares of Pubco Class B Stock, (iv) the changes related to the parties that may call a special meeting of shareholders, (v) the changes to the quorum of the board, (vi) the changes to the notice of shareholder actions and meetings and (vii) the changes to the exclusive forum provision. Alternatively, please tell us why you believe that such matters are not material.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the cover page and pages iii, x, xxiii and 175-182 of Amendment No. 1.

Questions and Answers About the Proposals

What vote is required to approve the proposals presented at the Meeting, page xxx

8.	It appears that your disclosure on page xxx that the Organizational Documents Proposal requires the affirmative vote of a majority of the issued and outstanding CEP Ordinary Shares as of the Record Date present in person or by proxy and voted at the Meeting is inconsistent with your disclosure elsewhere that the Organizational Documents Proposal is a non-binding advisory vote. Please revise for clarity and consistency or advise.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the cover page and pages xxx, 15, 98, 110 and 181-182 of Amendment No. 1.

Do I have appraisal rights if I object to the proposed Business Combination, page xli

9.	Please revise your disclosure on pages xli and 102 to clarify whether the holders of record of CEP Class A Ordinary Shares have appraisal rights in connection with the special resolution to approve the Merger Proposal, and, if so, how such rights are exercised.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages xlii, 16, 114, and 170-172 of Amendment No. 1.

How do I exercise my redemption rights, page xli

10.	Please revise here and on page 101 to address the restriction of CEP Shareholders acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) from redeeming shares with respect to more than an aggregate of 25% of the CEP Class A Ordinary Shares.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages xlii, 16, 113 and 218 of Amendment No. 1.

The Transactions

Related Agreements, page 2

11.	Please expand this section to include a summary of the agreements with CF&Co.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 5-6 and 168-169 of Amendment No. 1.

Convertible Notes Subscription Agreements, page 3

12.	Please revise to summarize the material terms of the Convertible Notes Subscription Agreements, including the term, Pubco’s obligation to repurchase the Convertible Notes at the Convertible Note Investor’s option, the calculation for the conversion ratio, the collateral securing the Convertible Notes, and the Sponsor’s rights and obligations in connection with the Sponsor Convertible Note Subscription Agreement.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 4-5 of Amendment No. 1.

Equity PIPE Subscription Agreements, page 3

13.	Please revise here to include a summary of the Initial Pipe Bitcoin and the Option PIPE Bitcoin Agreements with Tether.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 5 and 168 of Amendment No. 1.

Amended and Restated Registration Rights Agreement, page 4

14.	Please revise to disclose the number of shares of Pubco Class A Stock that will be subject to the Amended and Restated Registration Rights Agreement.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 3, 74, 163, 198 and 269 of Amendment No. 1.

Service Agreement, page 5

15.	Please revise your disclosure under this heading to include a brief summary of the services that Tether will provide Pubco following the merger pursuant to the Service Agreement and disclose the term of the Service Agreement.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 4, 147 and 242-243 of Amendment No. 1.

Organizational Structure, page 11

16.	Please revise the organizational charts on pages 11 and 12 to show the ownership of Pubco by the Equity PIPE Investors, Tether, Bitfinex, the CEP Public Shareholders, the Sponsor, Softbank, the Convertible Note Investors.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 14 and 116 of Amendment No. 1.

The CEP Board’s Reasons for Approval of the Transactions

Volatility of Bitcoin Price, page 22

17.	Please revise to include quantitative information related to the volatility of bitcoin here or include a cross reference to where the volatility of bitcoin is disclosed.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 25 and 129 of Amendment No. 1.

Conditions to Closing of the Business Combination, page 28

18.	Please revise your disclosure on pages 28 and 29 to identify which of the conditions to the Closing may be waived. In addition, please revise to include a definition of “Material Adverse Effect” here.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 32 and 150 of Amendment No. 1.

Risk Factors, page 41

19.	Please add separately captioned risk factors that address the risks of attacks due to the levels of concentration of bitcoin ownership such as the possibility of a bitcoin owner obtaining control over the bitcoin network, and the risks of hard forks, front- running and wash-trading.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 69-71 of Amendment No. 1 to include separately captioned risk factors “Bitcoin is susceptible to various types of malicious attacks, including a “51% attack” and such an attack, even temporarily, could adversely impact the price of Bitcoin and the value of shares of Pubco Class A Stock”, “Pubco may be unable to recognize the economic benefit of a “fork” or an “airdrop”, which could adversely impact an investment in Pubco.” and “In the ordinary course of business managing its Bitcoin holding as a Bitcoin treasury company, Pubco may purchase Bitcoin through spot markets which may be exposed to fraud and market manipulation, including through front running and wash trading, which may adversely affect the value of the shares of Pubco Class A Stock..”

20.	Please add a risk factor that addresses the risks related to Pubco’s exclusive forum provision in its Amended and Restated Certificate of Formation.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 77-78 of Amendment No. 1 to add a separately captioned risk factor “Pubco’s Amended and Restated Certificate of Formation include an exclusive forum provision, which could limit a shareholder’s ability to obtain a favorable judicial forum for disputes with Pubco or its directors, officers or other employees.”

Risks Related to the Business and Strategy of Pubco

Pubco’s operating results, revenues and expenses may significantly fluctuate, page 42

21.	Please revise to provide updated risk factor disclosure regarding the SEC’s enforcement actions against Coinbase, Inc., Binance Holdings, Ltd. and Kraken here and on page 60, as applicable.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 47 and 65 of Amendment No. 1.

Pubco will face risks relating to the custody of its Bitcoin, page 50

22.	Please expand this risk factor to address the specific insurance coverage of Pubco’s bitcoin holdings that Anchorage will provide.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 55 of Amendment No. 1.

Bitcoin’s status as a “security” in any relevant jurisdiction, page 57

23.	Please revise to clarify here and throughout that a crypto asset may be determined to be offered and sold as a security instead of referring to a crypto asset as being deemed to be a security. In addition, please describe your risk-based process for determining whether a crypto asset is offered and sold as a security. Also remove your disclosure that “[t]he SEC generally does not provide advance guidance or confirmation on its assessment of the status of any particular crypto asset, product or service as a security” as the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be offered and sold as a security for purposes of the U.S. federal securities laws.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 62-63 of Amendment No. 1.

Risks Related to the Business Combination

CEP, Twenty One, Tether and SoftBank will incur transaction costs, page 68

24.	Please revise to include an estimate of the costs that each of the parties to the Business Combination Agreement has incurred and expects to incur in connection with the consummation of the Business Combination.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 100 of Amendment No. 1 to add placeholders for this information and will supplement its disclosure in a subsequent filing.

Background of the Business Combination, page 105

25.	We note your disclosure on page 126 regarding the material relationships that existed and continue to exist between CF&Co. and Tether and SoftBank that are unrelated to the Business Combination. Please revise to disclose here the compensation paid to CF&Co. as a result of such material relationships.

Response: In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages xxxv, 90, and 139 and elsewhere in Amendment No. 1 to clarify that CF&Co.’s pre-existing relationships with Tether and SoftBank are unrelated to the transactions and agreements entered into in connection with the Business Combination. The Company respectfully advises the Staff that CEP does not believe these relationships are material to the Business Combination. These relationships are unrelated to the transaction and did not affect how the terms of the Business Combination were negotiated. In the course of its deliberations with respect to the Business Combination, the CEP Board considered a wide range of factors. For transparency purposes, and consistent with the duties of directors under Cayman Islands law, all potential conflicts, including Cantor’s and its affiliates’ pre-existing relationships with Tether and SoftBank, were disclosed to, and considered by, the CEP Board. Further, Cantor believes in the importance of full disclosure of information and believes it is in the interests of CEP Shareholders to be aware of these other relationships, regardless of their materiality.

26.	Please add disclosure to describe the negotiations regarding the ownership of the CEP Public Shareholders, the Sponsor, the Sellers and Softbank in Pubco.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 118, 120 and 122 of Amendment No. 1.

The NTA Proposal, page 156

27.	Please expand your disclosure to discuss the reasons for the NTA Proposal. In addition, please tell us why the CEP Ordinary Shares will not be “penny stock” pursuant to Rule 3a51-1 under the Exchange Act if CEP’s NTA is less than $5,000,001. In this regard, we note that the NTA Proposal is not conditioned upon any other Proposals and that, even if the Business Combination Proposal or other Proposals are not approved, the NTA Amendment may be made to the CEP organizational documents if approved. If the amount in the trust falls below $5,000,001 as a result of redemptions, CEP would likely no longer meet the Nasdaq listing standards. At that point, it is possible that CEP would become a penny stock. Please revise your disclosure here, in your Questions and Answers section, your risk factors section and throughout as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon CEP’s listing on Nasdaq and discuss the consideration given to this possibility in the CEP Board’s determination to propose to remove this provision from its organizational documents. Please provide clear disclosure that removal of this provision could result in CEP’s securities falling within the definition of penny stock and clearly discuss the related risks to CEP and its investors.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages xxxix-xl, 84 and 173 of Amendment No. 1 to state that because the Pubco Class A Stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, including the fact that the securities are or will be listed on a national securities exchange, CEP is presenting the NTA Proposal so that the parties may consummate the Business Combination even if CEP has $5,000,000 or less in NTA at the Closing. For so long as CEP maintains compliance with applicable exchange listing standards prior to Closing and the Public Shares remain listed on Nasdaq, we believe that the Public Shares would not be deemed to be “penny stock” pursuant to Rule 3a51-1(a)(2) of the Exchange Act. However, if Nasdaq delists CEP Class A Ordinary Shares from trading on its exchange and CEP is not otherwise able to list CEP Class A Ordinary Shares on another national securities exchange, then the CEP Class A Ordinary Shares could be quoted on an over-the-counter market and CEP Class A Ordinary Shares could be deemed to be “penny stock.”

Unaudited Pro Forma Condensed Combined Financial Information, page 176

28.	We note the various agreements describing the transaction beginning on page 172 and in Note 1 on page 180. Please revise your presentation to include separate columns for each transaction for which pro forma presentation is required. Refer to Regulation S-X, Item 11-02(b)(4)(i).

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 200-203 of Amendment No. 1 by adding a column entitled “other related transaction accounting adjustments” to the tables “pro forma balance sheet” and “pro forma statement of operations”, to reflect the effect of the Contribution Agreement and the cash to be received from the contribution receivable of $200,000 to the financial statements of Twenty One.

29.	Please tell us what consideration you gave to providing unaudited pro forma condensed combined financial information that presents the different range of possible redemption results (i.e., 25%, 50% and 75%). Refer to Regulation S-X, Item 11-02(a)(10).

Response: The Company acknowledges the Staff’s comments. In accordance with Regulation S-X, Item 11-02-(a)(10) the Company had considered providing a different range of possible redemption results, but concluded that it would not show significantly different results in the pro forma condensed combined financial information as there would only be one entry (F) that would change to show the change in cash held in the trust.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 - Description of the Proposed Transactions, page 180

30.	Please confirm for us that the 31,500 bitcoin contributed in exchange for Pubco common stock will occur prior to the closing of the Business Combination Agreement.

Response: The Company confirms that pursuant to section 3 of the Contribution Agreement, the 31,500 Bitcoin will be contributed to Twenty One in exchange for Twenty One member interests, which will then be exchanged for Pubco Stock. This is a contractual obligation and these exchanges will occur on the same date and immediately prior to Closing.

Note 4 - Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 184

31.	You disclose that proceeds from the Equity PIPE agreements can be settled in cash or bitcoin. Please tell us whether the quantities of bitcoin expected to be received in adjustments A and O are contractual or probable under the agreements.

Response: The quantities of Bitcoin expected to be received in adjustments A and O are contractual under the April Equity PIPE Subscription Agreements and June Equity PIPE Subscription Agreements. Pursuant to section 2.(b) of the April Equity PIPE Subscription Agreements and the June Equity PIPE Subscription Agreements, “The Purchase Price shall be paid in either cash or Bitcoin, at the Subscriber’s sole election, in such amounts as indicated in the Subscriber’s signature page of this Subscription Agreement.” Pursuant to the April Equity PIPE Subscription Agreement, if the April PIPE Investors elect to pay the purchase price in Bitcoin, then the number of Bitcoin to be paid to CEP shall equal (a) the purchase price divided by (b) $84,863.57. Pursuant to the June Equity PIPE Subscription Agreements, if the June Equity PIPE Investors elect to pay the purchase price in Bitcoin, then the number of Bitcoin to be paid to CEP shall equal (a) the purchase price divided by (b) $106,803.38.

32.	You present the purchase of bitcoin with proceeds from the convertible notes and equity PIPE agreements in adjustments G, P, and Q. Please tell us whether these purchases are probable or are contractual under the related agreements.

Response: The purchase of Bitcoin in adjustment P is a contractual purchase. Section 8.22(a) of the Business Combination Agreement provides that within ten business days after the date of the Business Combination Agreement, Tether shall purchase a number of Bitcoin equal to the Initial PIPE Bitcoin. In a Current Report on Form 8-K filed by CEP on May 13, 2025, CEP reported that as required by the Business Combination Agreement, Tether purchased 4,812.220927 Bitcoin for an aggregate purchase price of $458,700,000 at an average price per Bitcoin of $95,319.83 and placed such Bitcoin in a digital wallet held or operated by or on behalf of Tether.

The purchase of Bitcoin in adjustment G is a contractual purchase. Section 8.22(b) of the Business Combination Agreement provides that within ten business days after the end of the Option Period, Tether shall purchase a number of Bitcoin equal to the Option PIPE Bitcoin. In a Current Report on Form 8-K filed by CEP on June 9, 2025, CEP reported that as required by the Business Combination Agreement, Tether purchased 917.47360612 Bitcoin for an aggregate purchase price of $99,500,000 at an average price per Bitcoin of $108,449.99 and placed such Bitcoin in a digital wallet held or operated by or on behalf of Tether.

The purchase of Bitcoin in adjustment Q is a contractual purchase. On June 23, 2025, Tether, Pubco, SoftBank, and CEP entered into the Sale and Purchase Agreement pursuant to which Tether agreed to purchase a number of Bitcoin equal to approximately $147.5 million by no later than July 3, 2025. In a Current Report on Form 8-K filed by CEP on July 16, 2025, CEP reported that Tether purchased 1,381.15799423 Bitcoin for an aggregate purchase price of approximately $147.5 million and an average price per Bitcoin of $106,794.44.

33.	If you determine that the bitcoin acquired is probable rather than contractual, please explain to us how these acquisitions of bitcoin qualify as transaction adjustments reflecting the transactions being presented in your pro forma condensed combined financial statements.

Response: The acquired Bitcoin presented in the pro forma financial statements is contractual. As noted in the response to comment 32, the Bitcoin in adjustments G, Q and P are contractual. The Bitcoin in adjustment R is a contractual purchase. In a Current Report on Form 8-K filed by CEP on July 29, 2025, CEP reported that pursuant to the Business Combination Agreement and Amendment No. 1 to the Business Combination Agreement, at Closing, the Company will receive approximately 5,800 additional Bitcoin from Tether, which consists of the 1,381.15799423 Bitcoin purchased by Tether on July 16, 2025 and 4,422.688667 Bitcoin, representing the Additional PIPE Bitcoin, purchased by Tether prior to Closing.

34.	You report the difference in fair value of bitcoin in adjustments U and V between the valuation dates in the underlying agreements and fair value as of March 31 and June 30, 2025 as an adjustment to Digital Assets offset by an adjustment to Accumulated Deficit. Please explain to us your consideration of ASC 350-60-10-35-1 and Regulation S-X Item 11-02(a)(6)(i)(A) and (B) in calculating these adjustments and in recognizing the change in fair value through Accumulated Deficit.

Response: The Company respectfully refers the Staff to its responses to comments 32 and 33. The Bitcoin presented in the pro forma financial statements is contractual. The Bitcoin has been purchased by Tether and placed in a digital wallet held or operated by or on behalf of Tether. The cost basis for the Bitcoin that has been purchased by Tether was presented in a table in the disclosure for adjustment U. The table shows the subsequent measurement at fair value after acquisition, in accordance with ASC 350-60-10-35-1.

At each reporting date Bitcoin is measured at fair value in accordance with ASC 820(Fair Value Measurement), with all changes in fair value recognized in net income for the period. For pro forma purposes, in adjustment U the Bitcoin was recognized at cost at acquisition and then measured at fair value at the reporting date, which for pro forma balance sheet purposes is March 31, 2025. An adjustment was made to accumulated deficit to reflect the change in fair value that would be recorded in net income.

In order to provide the reader a more current fair value of the contractual digital assets, pro forma adjustment V was used to record the fair value of the Bitcoin as of June 30, 2025. In future filings we will update this fair value to match the balance sheet date.

35.	We note the disclosure that you are still assessing the accounting treatment of the Convertible Notes. Please provide us with your analysis of the proposed accounting treatment you intend to apply for the issuance of the Convertible Notes and revise your disclosure accordingly.

Response: The Company has analyzed the accounting treatment and in response to the Staff’s comments, the Company includes the analysis.

The Company determined that the day one accounting for the Securities Exchange Agreement recorded in adjustment H should be accounted for as an extinguishment whereby the difference between the fair value of the Convertible Notes plus fees incurred (collectively representing the consideration transferred) on date of issuance and the carrying value of the CEP Founders Shares exchanged is recorded in retained earnings as a deemed dividend (or contribution).

The Company then analyzed if Convertible Notes recorded in adjustment G and adjustment H should be classified as a liability under ASC 480, Distinguishing Liabilities from Equity, and if it does not meet this classification under ASC 480 whether the conversion feature should be accounted for separately from the host instrument. The Convertible notes are required to be classified under ASC 480 and the conversion feature does not meet the definition of an embedded derivative under ASC 815. As such the Company recorded the proceeds from the Convertible Note less a debt discount representing debt issuance costs on the date of issuance on the unaudited pro forma condensed consolidated balance sheet.

Note 5 and 6 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statements of Operations, page 187

36.	Your adjustments CC and FF for the three months ended March 31, 2025 and adjustment EE for the year ended December 31, 2024 appear to reflect the change in fair value of your proposed bitcoin investments from the contractual valuation dates through the pro forma periods. Please provide your analysis as to how the fair value adjustments comply with the pro forma guidance in Regulation S-X. In that regard, Item 11-02(a)(6)(i)(A) and (B) indicate that for a probable transaction, pro forma adjustments should be calculated using the most recent practicable date prior to the effective date, qualification date or mail date. As such, it is unclear why any change in fair value of intangible assets would be recorded in your unaudited pro forma condensed combined statements of operations.

Response: The Company respectfully refers the Staff to its responses to comments 32 and 33, the Bitcoin presented in the pro forma financial statements is contractual. The Bitcoin has been purchased by Tether and placed in a digital wallet held or operated by or on behalf of Tether. The cost basis for the Bitcoin that has been purchased by Tether was presented in a table in the disclosure for adjustment CC on the statement of operations for the three months ended March 31, 2025 and adjustment EE for the year ended December 31, 2024. The tables show the subsequent measurement at fair value after acquisition, in accordance with ASC 350-60-10-35-1. The 4,422.688667 Bitcoin, representing the Additional PIPE Bitcoin, purchased contractually by Tether prior to Closing was initially presented with a cost basis equal to the fair value of Bitcoin as of January 1, 2024, which for pro forma statement of operation purposes assumed that the Business Combination was consummated on January 1, 2024. At each reporting date Bitcoin is measured at fair value in accordance with ASC 820( Fair Value Measurement), with all changes in fair value recognized in net income for the periods presented. The Company respectfully refers the Staff to its response to comment 34, where similarly, in order to provide a more current fair value of the contractual digital assets, the Company used pro forma adjustment FF to record the fair value of the Bitcoin for the six months ended June 30, 2025. In future filings the Company will update this fair value to match change in fair value for the income statement period presented.

Information Related to Twenty One
Our Business Strategies, page 211

37.	We note your disclosure that “Twenty One expects to engage in [b]itcoin- centric financial services that would leverage Twenty One’s [b]itcoin expertise to provide solutions tailored for institutions and individuals investing in, holding, and utilizing [b]itcoin.” Please revise to describe the regulatory approvals, the market needs and the macroeconomic environment that will impact the timing of your bitcoin-related advisory and financial services. In addition, please describe the steps that must be taken to begin to offer these services, including the steps required to obtain the necessary regulatory approvals, the costs associated with each step, the sources of capital and any challenges you may face in the development of this business line.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 243 of Amendment No. 1.

38.	Please revise to disclose the role of Tether in the business operations of Pubco.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 242-243 of Amendment No. 1.

39.	Please revise to clarify what you mean by your disclosure that your bitcoin accumulation and management strategy will involve “active management of bitcoin holdings.”

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 236-237 of Amendment No. 1.

Bitcoin Accumulation and Management Strategy, page 211

40.	Please expand your disclosure in this section to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for bitcoin and when you monetize your bitcoin, and disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be bitcoin. In addition, please disclose whether you intend to hedge your bitcoin exposure, and, if so, please describe your hedging strategy.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 237 of Amendment No. 1.

41.	Please describe the anti-money laundering (AML), know-your-customer (KML) and other procedures you conduct or plan to conduct to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations. Also add a separately captioned risk factor describing the risks that these due diligence procedures may fail to prevent transactions with a sanctioned entity and the impact if such a transaction occurs. In this regard, we note the sixteenth bullet point on page 63.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 247 of Amendment No. 1. The Company has also added a separately captioned risk factor “Although Pubco will have relevant due diligence procedures at Closing regarding anti-money laundering (“AML”) and know-your-customer (“KYC”), these procedures may fail to prevent illegal transactions, which could subject Pubco to criminal and civil liabilities and impact the value of Pubco Class A Stock.” on pages 35 and 71 of Amendment No. 1.

42.	Please revise to disclose your policies related to air drops, incidental rights and hard forks, and add risk factors related to such policies as necessary.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 240 of Amendment No. 1. The Company has also added a separately captioned risk factor on pages 35 and 67, “Pubco may be unable to recognize the economic benefit of a “fork” or an “airdrop”, which could adversely impact an investment in Pubco.”

43.	We note your disclosure that Twenty One expects to engage in Bitcoin-centric financial services and that preparation for the launch of these financial services is expected to being shortly after the Closing. We also note your disclosure on page 62 that you expect to engage in Bitcoin-related activities including Bitcoin-related financial and advisory services, Bitcoin-related debt and equity structured products and Bitcoin-related lending activities. Please revise here and in your Summary of the Proxy Statement/Prospectus section to disclose in greater detail the Bitcoin-centric financial services that Twenty One has plans to engage in. Please also revise to provide expanded disclosure regarding your plans, including anticipated timing for the launch of each service.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 40 and 243 of Amendment No. 1. The Company also respectfully refers to Staff to its response to comment 37.

Custody of Our Bitcoin, page 212

44.	Please revise to disclose the material terms of your agreement with Anchorage, including the term, termination provisions, whether your assets will be held in segregated accounts, the identity of the entities that will have access to the bitcoin and whether any entity will be responsible for verifying the existence of the bitcoin and the extent to which Anchorage will carry insurance for any losses of bitcoin that it custodies for you. In addition, please include your agreement with Anchorage as an exhibit to your registration statement. Also revise your disclosure to address where Anchorage is chartered and how it is regulated.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 238 of Amendment No. 1.

The Company respectfully advises the Staff that companies that provide crypto treasury services, such as the Company, routinely enter into agreements with service providers in the ordinary course to provide custody services for their Bitcoin or other cryptoasset holdings. Such ordinary course agreements need not be filed as exhibits unless they are contracts upon which the business is substantially dependent. While the Company expects that initially after the Closing, it will hold all of its Bitcoin in custody accounts with Anchorage, custody solutions are offered by multiple companies and the Company’s custodial services contract will not restrict its ability to reallocate its Bitcoin among multiple custodians. In light of the significant amount of Bitcoin the Company will hold, it may seek to engage additional digital asset custodians to diversify the custody of its Bitcoin and potential risk exposure to any one custodian. Because the Company can obtain custodial services from other providers than Anchorage, the Company’s business is not substantially dependent on any of these contracts.

Bitcoin Education and Branding Strategy, page 213

45.	Please revise to address the steps necessary to develop your educational content and build your platform such that you can begin to offer licenses for the content to third-parties or offer your membership program to third parties, and disclose the costs associated with developing your multimedia library, the sources of capital and any challenges you may face in launching your multimedia library.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 240-243 of Amendment No. 1 to provide further detail on the steps necessary to develop its educational content and build its platform.

Post-Business Combination Beneficial Ownership Table of Pubco, page 234

46.	Please revise the footnotes to the beneficial ownership tables on pages 234 and 235 to disclose the natural persons with investment and voting control over the shares.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 262-263 of Amendment No. 1.

Financial Statements, page F-1

47.	Please revise to include financial statements of the registrant, Twenty One Capital, Inc. Refer to Item 14(e) of Form S-4.

Response: The Company acknowledges the Staff's comment and intends to provide the requested financial statements in a subsequent filing.

*     *     *

Please contact Lorenzo Corte at +44 20 7519-7000 or via email at lorenzo.corte@skadden.com should you require further information.

Sincerely,

/s/ Jack Mallers
Jack Mallers
Chief Executive Officer
Twenty One Capital, Inc.

cc:	Steven Meehan
Chief Financial Officer
Twenty One Capital, Inc.

Lorenzo Corte and Maria Protopapa

Skadden, Arps, Slate, Meagher & Flom (UK) LLP